Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and Fiscal Year Ended May 31, 2018

Quarterly Net Revenues Increased by 44.1% Year-Over-Year

Quarterly Student Enrollments Increased by 44.9% Year-Over-Year

Fiscal Year Net Revenues Increased by 36% Year-Over-Year

Fiscal Year Student Enrollments Increased by 30.3 % Year-Over-Year

Beijing, July 24, 2018 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter ended May 31, 2018.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2018

•	Total net revenues increased by 44.1% year-over-year to US$701.0 million for the fourth fiscal quarter of 2018.

•	Operating income increased by 9.2% year-over-year to US$56.6 million for the fourth fiscal quarter of 2018.

•	Non-GAAP operating income, which excludes share-based compensation expenses, increased by 29.6% year-over-year to US$78.8 million for the fourth fiscal quarter of 2018.

•	Net income attributable to New Oriental increased by 17.4% year-over-year to US$65.1 million for the fourth fiscal quarter of 2018.

•	Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 35.6% year-over-year to US$87.3 million for the fourth fiscal quarter of 2018.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2018	4Q FY2017	% of change
Net revenues	701,001	486,353	44.1%
Operating income	56,585	51,836	9.2%
Non-GAAP operating income (2)(3)	78,800	60,808	29.6%
Net income attributable to New Oriental	65,082	55,416	17.4%
Non-GAAP net income attributable to New Oriental (2)(3)	87,297	64,388	35.6%
Net income per ADS attributable to New Oriental - basic	0.41	0.35	17.0%
Net income per ADS attributable to New Oriental - diluted	0.41	0.35	16.9%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.55	0.41	35.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.55	0.41	35.0%

(in thousands US$, except per ADS(1) data)	FY2018	FY2017	% of change
Net revenues	2,447,430	1,799,509	36.0%
Operating income	262,959	262,149	0.3%
Non-GAAP operating income(2)(3)	320,402	282,436	13.4%
Net income attributable to New Oriental	296,130	274,457	7.9%
Non-GAAP net income attributable to New Oriental(2)(3)	353,573	294,744	20.0%
Net income per ADS attributable to New Oriental - basic	1.87	1.74	7.5%
Net income per ADS attributable to New Oriental - diluted	1.87	1.74	7.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	2.24	1.87	19.5%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	2.23	1.87	19.5%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for Fourth Fiscal Quarter Ended May 31, 2018

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 44.9% year-over-year to approximately 2,058,000 for the fourth fiscal quarter of 2018.

•	The total number of schools and learning centers was 1,081 as of May 31, 2018, an increase of 226 compared to 855 as of May 31, 2017, and an increase of 81 compared to 1,000 as of February 28, 2018. The total number of schools was 87 as of May 31, 2018.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are pleased to conclude the final quarter of fiscal year 2018 with sustained acceleration in our top line growth as well as student enrollments. In the fourth quarter, we recorded a top line growth of 44.1%, while student enrollments were up approximately 44.9% during the period. The strong top line performance was driven by the continued momentum of our K-12 after-school tutoring business with enrollment and revenue growth of approximately 52% and 52% year-over-year, respectively. For the full fiscal year, net revenues grew by 36%, with total enrollments up by 30.3%. Our key growth driver, K-12 after-school tutoring business, achieved approximately 46% increase in revenue in fiscal year 2018, contributing approximately 59% of our total revenue. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business had a revenue growth of approximately 44%, while the POP Kids program grew by approximately 51% year-over-year. It is particularly encouraging that we have achieved consistent increase in our customer retention rate this year, which is a clear testament to our consistent high quality of service. We are confident about the overall market prospect, and well-placed to continue gaining market share over the long term.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During the fiscal year, we continued to implement our ‘Optimize the Market’ strategy and step up our capacity expansion efforts in cities with robust growth momentum, while maintaining high operational efficiency. This enabled us to seize tremendous market opportunities with our standardized online and offline integrated education system. During the quarter, we added a net total of 81 learning centers in 37 existing cities. For fiscal year 2018, we added a total of 226 new facilities, including 200 new learning centers in existing cities, 11 offline training facilities in three new cities, 14 dual-teacher model facilities in six low-tier cities, and one kindergarten in Hong Kong. Altogether, our total square meters of classroom area by the end of fiscal 2018 increased by approximately 40% year-over-year. Furthermore, we proved highly successful in leveraging our online and offline integrated standardized teaching system in our core offline business including K-12 tutoring and overseas test preparation businesses.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “We are encouraged by the fact that even with the increase in our overall capacity by approximately 40% year-over-year, we had a constant year-over-year operating margin in our language training and test preparation business in this quarter, indicating that the margin pressure in the previous three quarters has eased off. Looking ahead into fiscal year 2019, we aim to add approximately 20-25% new teaching facilities in existing cities mainly in our K-12 after-school tutoring business. In addition, we will continue to expand our businesses into remote areas in China through the rolling out of dual-teacher model schools and new initiatives in our pure online K-12 after-school tutoring. We will continue to uphold the healthy balance between our strong growth momentum and cost control with our efforts in improving the utilization rate of our facilities. With these strategies in place, we are confident in our endeavor in delivering sustainable long-term value to our customers and shareholders.”

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2018

Net Revenues

For the fourth fiscal quarter of 2018, New Oriental reported net revenues of US$701.0 million, representing a 44.1% increase year-over-year. Net revenues from educational programs and services for the fourth fiscal quarter were US$573.3 million, representing a 40.6% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the fourth fiscal quarter of 2018 increased by 44.9% year-over-year to approximately 2,058,000.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$644.4 million, representing a 48.3% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$622.2 million, representing a 46.2% increase year-over-year.

•	Cost of revenues increased by 50.3% year-over-year to US$299.5 million, primarily due to increases in teachers’ compensation for more teaching hours and rental cost for increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 52.4% year-over-year to US$101.0 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 44.4% year-over-year to US$243.9 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$221.7 million, representing a 38.6% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 147.6% to US$22.2 million in the fourth fiscal quarter of 2018.

Operating Income and Operating Margin

Operating income was US$56.6 million, a 9.2% increase from US$51.8 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$78.8 million, a 29.6% increase from US$60.8 million in the same period of the prior fiscal year.

Operating margin for the quarter was 8.1%, compared to 10.7% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 11.2%, compared to 12.5% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$65.1 million, representing a 17.4% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.41 and US$0.41, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$87.3 million, representing a 35.6% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.55 and US$0.55, respectively.

Cash Flow

Net operating cash flow for the fourth fiscal quarter of 2018 was approximately US$294.7 million. Capital expenditures for the quarter were US$54.4 million, which were primarily attributable to the opening of 96 learning centers and renovations at existing learning centers.

Balance Sheet

As of May 31, 2018, New Oriental had cash and cash equivalents of US$983.3 million, compared to US$641.0 million as of May 31, 2017. In addition, the Company had US$107.7 million in term deposits, US$1,623.8 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2018 was US$1,270.2 million, an increase of 46.6% from US$866.6 million at the end of the fourth quarter of fiscal year 2017.

Financial Results for the Fiscal Year Ended May 31, 2018

For the fiscal year 2018 ended May 31, 2018, New Oriental reported net revenues of US$2,447.4 million, representing a 36.0% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the fiscal year 2018 increased by 30.3% to approximately 6,329,500.

Operating income for the fiscal year 2018 was US$263.0 million, representing a 0.3% increase year-over-year. Non-GAAP income from operations for the fiscal year 2018 was US$320.4 million, representing a 13.4% increase year-over-year.

Operating margin for the fiscal year 2018 was 10.7%, compared to 14.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2018, was 13.1%, compared to 15.7% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2018 was US$296.1 million, representing a 7.9% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2018 amounted to US$1.87 and US$1.87, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2018 was US$353.6 million, representing a 20.0% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2018 amounted to US$2.24 and US$2.23, respectively.

Outlook for First Quarter of Fiscal Year 2019

New Oriental expects total net revenues in the first quarter of fiscal year 2019 (June 1, 2018 to August 31, 2018) to be in the range of US$829.9 million to US$850.0 million, representing year-over-year growth in the range of 26% to 29%. The growth rate tends to be the slowest in the first quarter as compared to the other quarters due to seasonality. In view of this, we anticipate an upward trend to emerge throughout the year.

The projected growth rate of revenue, when calculated in our functional currency Renminbi, is expected to be in the range of 24% to 27% for the first quarter of fiscal year 2019. The conversion between Renminbi and US dollars, where applicable, is made at the rate of RMB6.6672 to US$1.00 for the first quarter of fiscal year 2019. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 24, 2018, U.S. Eastern Time (8 PM on July 24, 2018, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “6276139.”

A replay of the conference call may be accessed by phone at the following number until August 1, 2018:

International:	+61-2-8199-0299
Passcode:	6276139

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2018, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Nan Dong

FTI Consulting

Tel: +852-3768-4569

Email: nan.dong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31	As of May 31
	2018	2017
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	983,319	641,018
Restricted cash, current	47	44
Term deposits	107,741	195,085
Short-term investments	1,623,763	1,312,942
Accounts receivable, net	3,179	3,343
Inventory	40,175	31,742
Prepaid expenses and other current assets, net	182,095	119,397
Amounts due from related parties, current	1,595	5,948
Long-term investments due within one year	—	16,743

Total current assets	2,941,914	2,326,262

Property and equipment, net	449,592	282,800
Land use rights, net	3,785	3,668
Amounts due from related parties, non-current	2,226	1,748
Deferred tax assets, net	43,323	28,858
Long-term deposit	40,099	24,023
Long-term prepaid rent	191	849
Restricted cash, non-current	3,399	3,608
Intangible assets, net	8,544	4,005
Goodwill, net	31,729	14,083
Long-term investments, net	433,333	217,259
Other non-current assets	19,577	17,816

Total assets	3,977,712	2,924,979

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$24,138 and US$39,279 as of May 31, 2017 and May 31, 2018, respectively)	39,889	24,258
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$238,864 and US$335,955 as of May 31, 2017 and May 31, 2018, respectively)	373,537	260,700
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$40,306 and US$54,844 as of May 31, 2017 and May 31, 2018, respectively)	67,233	51,045
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$48 and US$30 as of May 31, 2017 and May 31, 2018, respectively)	30	48
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$833,932 and US$1,244,748 as of May 31, 2017 and May 31, 2018, respectively)	1,270,195	866,630

Total current liabilities	1,750,884	1,202,681

Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$2,174 and US$12,629 as of May 31, 2017 and May 31, 2018, respectively)	20,773	2,220

Total long-term liabilities	20,773	2,220

Total liabilities	1,771,657	1,204,901

Mezzanine Equity

Redeemable non-controlling interests	206,624	—

Shareholders’ Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	1,982,718	1,680,948
Non-controlling interests	16,713	39,130

Total shareholders’ equity	1,999,431	1,720,078

Total liabilities, mezzanine equity and shareholders’ equity	3,977,712	2,924,979

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	573,323	407,657
Books and others	127,678	78,696

Total net revenues	701,001	486,353

Operating costs and expenses (note 1):
Cost of revenues	299,465	199,257
Selling and marketing	101,046	66,307
General and administrative	243,905	168,953

Total operating costs and expenses	644,416	434,517

Operating income	56,585	51,836

Other income, net	23,652	18,879
Provision for income taxes	(16,148)	(14,460)
Loss from equity method investments	(370)	(346)
Net income	63,719	55,909

Add: Net loss (income) attributable to the non-controlling interests	1,363	(493)

Net income attributable to New Oriental Education & Technology Group Inc.	65,082	55,416

Net income per share attributable to New Oriental-Basic	0.41	0.35
Net income per share attributable to New Oriental-Diluted	0.41	0.35
Net income per ADS attributable to New Oriental-Basic (note 2)	0.41	0.35
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.41	0.35

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2018	2017
	USD	USD
General and administrative expenses	243,905	168,953
Share-based compensation expense in general and administrative expenses	22,215	8,972

Non-GAAP general and administrative expenses	221,690	159,981

Total operating costs and expenses	644,416	434,517
Share-based compensation expenses	22,215	8,972

Non-GAAP operating costs and expenses	622,201	425,545

Operating income	56,585	51,836
Share-based compensation expenses	22,215	8,972

Non-GAAP operating income	78,800	60,808

Operating margin	8.1%	10.7%
Non-GAAP operating margin	11.2%	12.5%
Net income attributable to New Oriental	65,082	55,416
Share-based compensation expenses	22,215	8,972

Non-GAAP net income attributable to New Oriental	87,297	64,388

Net income per ADS attributable to New Oriental- Basic (note 2)	0.41	0.35
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.41	0.35
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.55	0.41
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.55	0.41
Weighted average shares used in calculating basic net income per ADS (note 2)	158,319,910	157,679,354
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,934,539	158,211,421
Non-GAAP income per share - basic	0.55	0.41
Non-GAAP income per share - diluted	0.55	0.41

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expense	22,215	8,972

Total	22,215	8,972

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2018	2017
	(Unaudited)	(Audited)
	USD	USD
Net Revenues:
Educational programs and services	2,165,152	1,608,954
Books and others	282,278	190,555

Total net revenues	2,447,430	1,799,509

Operating costs and expenses (note 1):
Cost of revenues	1,065,740	749,586
Selling and marketing	324,249	232,826
General and administrative	794,482	554,948

Total operating costs and expenses	2,184,471	1,537,360

Operating income	262,959	262,149

Other income, net	94,065	68,560
Provision for income taxes	(59,408)	(50,624)
Loss from equity method investments	(379)	(3,289)
Net income	297,237	276,796

Add: Net (income) attributable to the non-controlling interests	(1,107)	(2,339)

Net income attributable to New Oriental Education & Technology Group Inc.	296,130	274,457

Net income per share attributable to New Oriental-Basic	1.87	1.74
Net income per share attributable to New Oriental-Diluted	1.87	1.74
Net income per ADS attributable to New Oriental-Basic (note 2)	1.87	1.74
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.87	1.74

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2018	2017
	USD	USD
General and administrative expenses	794,482	554,948
Share-based compensation expense in general and administrative expenses	57,443	20,287

Non-GAAP general and administrative expenses	737,039	534,661

Total operating costs and expenses	2,184,471	1,537,360
Share-based compensation expenses	57,443	20,287

Non-GAAP operating costs and expenses	2,127,028	1,517,073

Operating income	262,959	262,149
Share-based compensation expenses	57,443	20,287

Non-GAAP operating income	320,402	282,436

Operating margin	10.7%	14.6%
Non-GAAP operating margin	13.1%	15.7%
Net income attributable to New Oriental	296,130	274,457
Share-based compensation expenses	57,443	20,287

Non-GAAP net income to New Oriental	353,573	294,744

Net income per ADS attributable to New Oriental- Basic (note 2)	1.87	1.74
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.87	1.74
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	2.24	1.87
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	2.23	1.87
Weighted average shares used in calculating basic net income per ADS (note 2)	158,168,794	157,551,320
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,556,500	157,986,394
Non-GAAP income per share - basic	2.24	1.87
Non-GAAP income per share - diluted	2.23	1.87

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2018	2017
	(Unaudited)	(Audited)
	USD	USD
General and administrative expense	57,443	20,287

Total	57,443	20,287

Note 2: Each ADS represents one common share.